Exhibit 99.12

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2005, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2005;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter and half year ended on that date.

for BSR & Co (formerly Bharat S Raut & Co.) Chartered Accountants
S Balasubrahmanyam Partner Membership No. 53315

Bangalore

April 14, 2005

INFOSYS TECHNOLOGIES LIMITED

Balance Sheet as at	Schedule	March 31, 2005	March 31, 2004
	in Rs. crore
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	135.29	33.32
Reserves and surplus	2	5,106.44	3,220.11

		5,241.73	3,253.43

APPLICATIONS OF FUNDS
FIXED ASSETS	3
Original cost		2,182.72	1,570.23
Less: Depreciation and amortization		1,005.82	803.41

Net book value		1,176.90	766.82
Add: Capital work-in-progress		317.52	203.48

		1,494.42	970.30

INVESTMENTS	4	1,328.70	1,027.38
DEFERRED TAX ASSETS	5	34.03	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,252.82	632.51
Cash and bank balances	7	1,481.54	1,638.01
Loans and advances	8	996.26	693.22

		3,730.62	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	578.56	560.44
Provisions	10	767.48	1,183.18

NET CURRENT ASSETS		2,384.58	1,220.12

		5,241.73	3,253.43

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the balance sheet

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. lyengar Director	K. Dinesh Director

Bangalore April 14, 2005	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President –Finance

INFOSYS TECHNOLOGIES LIMITED

Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
	Schedule	2005	2004	2005	2004
	in Rs. crore, except per share data
INCOME
SOFTWARE SERVICES AND PRODUCTS
Overseas		1,860.35	1,292.76	3,619.22	2,520.06
Domestic		39.84	16.14	79.49	24.10

		1,900.19	1,308.90	3,698.71	2,544.16
Software Development Expenses	11	992.91	689.89	1,953.06	1,335.37

GROSS PROFIT		907.28	619.01	1,745.65	1,208.79
Selling And Marketing Expenses	12	100.33	82.57	201.65	174.92
General And Administration Expenses	13	143.62	89.70	269.48	176.95

		243.95	172.27	471.13	351.87

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		663.33	446.74	1,274.52	856.92
Interest		—	—	—	—
Depreciation And Amortization		92.91	62.08	162.29	124.31

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		570.42	384.66	1,112.23	732.61

Other Income	14	32.51	3.18	79.28	50.66
Provision For Investments		0.23	0.79	(0.16)	3.08

NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		602.70	387.05	1,191.67	780.19
Provision For Taxation On The Above	15	88.80	50.00	181.80	115.00

NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM		513.90	337.05	1,009.87	665.19

EXCEPTIONAL ITEM
Exceptional Item - Income from sale of investments in Yantra Corporation (net of taxes)		45.19	—	45.19	—

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		559.09	337.05	1,055.06	665.19

Balance Brought Forward		1,259.78	798.02	763.81	469.88
Less: Residual dividend paid for fiscal 2004		—	—	—	—
Additional dividend tax		—	—	—	—

		1,259.78	798.02	763.81	469.88

AMOUNT AVAILABLE FOR APPROPRIATION		1,818.87	1,135.07	1,818.87	1,135.07

Dividend
Interim		—	—	—	—
Final		175.87	99.96	175.87	99.96
One-time special dividend		—	666.41	—	666.41

Total dividend		175.87	766.37	175.87	766.37
Dividend tax		24.67	98.19	24.67	98.19
Amount transferred to general reserve		190.44	200.00	190.44	200.00
Balance in Profit and Loss Account		1,427.89	70.51	1,427.89	70.51

		1,818.87	1,135.07	1,818.87	1,135.07

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional item
Basic		19.03	12.66	37.48	25.02
Diluted		18.46	12.41	36.36	24.54
After exceptional Item
Basic		20.70	12.66	39.16	25.02
Diluted		20.08	12.41	37.98	24.54
Number of shares used in computing earnings per share
Basic		27,00,94,432	26,62,62,848	26,94,34,087	26,58,91,148
Diluted		27,83,96,419	27,16,11,704	27,77,77,028	27,10,50,836
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

*	refer to note 22.3.21

The schedules referred to above form an integral part of the profit and loss account.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. lyengar Director	K. Dinesh Director

Bangalore April 14, 2005	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

Cash Flow Statement for the	Schedule	Quarter ended March 31,		Half year ended March 31,
		2005	2004	2005	2004
	in Rs. crore
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		602.70	387.05	1,191.67	780.19
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		(0.19)	(0.02)	(0.20)	(0.03)
Depreciation and amortization		92.91	62.08	162.29	124.31
Interest and dividend income		(34.80)	(27.89)	(59.02)	(54.10)
Provision for investments		0.23	0.79	(0.16)	3.08
Effect of exchange differences on translation of foreign currency cash and cash equivalents		1.77	6.66	8.17	6.69
Changes in current assets and liabilities
Sundry debtors		(270.67)	51.36	(360.76)	(55.25)
Loans and advances	16	(13.50)	34.20	(55.78)	0.18
Current liabilities and provisions	17	3.81	11.14	8.23	189.91
income taxes paid during the period	18	(99.54)	(28.05)	(181.50)	(46.85)

NET CASH GENERATED BY OPERATING ACTIVITIES		282.72	497.32	712.94	948.13

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(234.84)	(217.48)	(481.44)	(302.67)
Proceeds on disposal of fixed assets		1.52	1.34	1.65	1.35
Investment in subsidiaries (refer note 22.3.17)		—	(78.68)	(22.90)	(83.23)
Investments in securities	20	(150.75)	(333.95)	(240.67)	(470.24)
Interest and dividend income		34.80	27.89	59.02	54.10

Cash flow before exceptional items		(349.27)	(600.88)	(684.34)	(800.69)

Exceptional Item - Income from sale of investments in Yantra Corporation		49.48	—	49.48	—
Less: Tax on the above		4.29	—	4.29	—

Net Cash Profit from sale of Investments in Yantra Corporation		45.19	—	45.19	—

NET CASH USED IN INVESTING ACTIVITIES		(304.08)	(600.88)	(639.15)	(800.69)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options (note 22.3.23b)		139.49	55.66	315.75	117.19
Dividends paid during the period		—	_	(133.93)	(96.09)
Dividend Tax paid during the period			_	(17.50)	(12.31)

NET CASH USED IN FINANCING ACTIVITIES		139.49	55.66	164.32	8.79

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(1.77)	(6.66)	(8.17)	(6.69)

NET (DECREASE/INCREASE IN CASH AND CASH EQUIVALENTS		116.36	(54.56)	229.94	149.54
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,566.72	1,893.96	1,453.14	1,689.86

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,683.08	1,839.40	1,683.08.	1,839.40

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral the cash flow statement.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. lyengar. Director	K. Dinesh Director

Bangalore April 14, 2005	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President - Finance

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet as at	March 31, 2005	March 31, 2004
	in Rs. crore
1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value
30,00,00,000 (10,00,00,000) equity shares	150.00	50.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	135.29	33.32
27,05,70,549 (6,66,41,056) equity shares fully paid up [Of the above, 25,84,92,302 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	135.29	33.32

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 22.3.11
* also refer to note 22.3.21 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	5.94	5.94

Share premium account - As at April 1, 2004	460.90	338.83
Add: Receipts on exercise of stock options issued to employees	438.81	122.07

	899.71	460.90

General reserve - As at April 1, 2004	2,682.76	2,482.76
Less: capitalized for issue of bonus shares	100.30	—
Add: transfer from the profit and loss account	190.44	200.00

	2,772.90	2,682.76

Balance in profit and loss account	1,427.89	70.51

	5,106.44	3,220.11

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3 FIXED ASSETS

Particulars	Original cost					Depreciation and amortization					Net book value
	As at April 1, 2004	Additions during the year	Deductions/ Retirement during the year		As at March 31, 2005	As at April 1, 2004	For the year	Deductions/ Retirement during the year		As at March 31, 2005	As at March 31, 2005	As at March 31, 2004
	in Rs. Crore
Land : free-hold*	20.05	9.59	—		29.64	—	—	—		—	29.64	20.05
leasehold	70.20	26.51	7.02		89.69	—	—	—		—	89.69	70.20
Buildings*	459.61	272.21	0.34		731.48	80.47	38.14	0.18		118.43	613.05	379.14
Plant and machinery*	281.39	120.11	12.79	**	388.71	165.10	63.30	12.24	**	216.16	172.55	116.29
Computer equipment	444.86	170.58	41.16	**	574.28	363.79	103.98	41.15	**	426.62	147.66	81.07
Furniture and fixtures*	251.55	87.52	12.98	**	326.09	151.64	62.70	12.15	**	202.19	123.90	99.91
Vehicles	0.43	0.35	0.09		0.69	0.27	0.10	0.09		0.28	0.41	0.16
Intangible assets
Intellectual property rights	42.14	—	—		42.14	42.14	—	—		42.14	—	—

	1,570.23	686.87	74.38		2,182.72	803.41	268.22	65.81		1,005.82	1,176.90	766.82

Previous year	1,273.31	302.95	6.03		1,570.23	577.15	230.90	4.64		803.41

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

*	includes certain assets provided on operating lease to Progoen Limited, a subsidiary company. Please refer to note 22.3.6 for details

**	amount includes the retiral of assets which are not in active use, with original cost of Rs. 59.40 and accumulated depreciation of Rs. 58.89.

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet as at	March 31, 2005	March 31, 2004
	in Rs. crore
4 INVESTMENTS

Trade (unquoted) – at cost
Long - term investments
In subsidiaries
Progeon Limited, India.
2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid,	24.50	24.50
Infosys Technologies (Shanghai) Co. Limited, China	23.01	4.55
Infosys Technologies (Australia) Pty Limited, Australia
1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid,	66.69	66.69
Infosys Consulting, Inc. USA
1,00,00,000 (nil) common stock of US $1.00 par value, fully paid	44.87	—

	159.07	95.74

In other investments*	16.10	30.01
Less: Provision for investments	14.06	27.97

	2.04	2.04
Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds*	1,167.59	929.60

	1,328.70	1,027.38

Aggregate amount of unquoted investments	1,328.70	1,027.38
* refer to note 22.3.17 for details of investments

5 DEFERRED TAX ASSETS

Fixed assets	31.15	26.89
Investments	—	6.60
Sundry debtors	2.88	2.14

	34.03	35.63

6 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months
Unsecured
considered doubtful	10.66	9.07
Other debts
Unsecured
considered good (including dues from subsidiary companies)*	1,252.82	632.51
considered doubtful	8.24	4.29

	1,271.72	645.87
Less: Provision for doubtful debts	18.90	13.36

	1,252.82	632.51

* For details of dues from subsidiary companies, refer to note 22.3.7	—	—
Includes dues from companies where directors are interested	—	—

7 CASH AND BANK BALANCES

Cash on hand	—	—
Balances with scheduled banks
In current accounts *	77.61	179.25
In deposit accounts in Indian Rupees	1,213.39	1,299.28
Balances with non-scheduled banks**
In deposit accounts in foreign currency	190.54	0.04
In current accounts in foreign currency	—	159.44

	1,481.54	1,638.01

	3.33	1.98
* includes balance in unclaimed dividend account
* includes balance in escrow account	—	0.04
** refer to note 22.3.14 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet as at	March 31, 2005	March 31, 2004
	in Rs. crore

8 LOANS AND ADVANCES
Unsecured, considered good
Advances
prepaid expenses	33.40	37.32
for supply of goods and rendering of services	2.31	5.83
Others*	10.43	4.51

	46.14	47.66
Unbilled revenues	139.01	92.86
Advance income tax	403.17	209.98
Loans and advances to employees**
housing and other loans	57.84	83.26
salary advances	40.67	33.62
Electricity and other deposits	16.09	9.08
Rental deposits	14.11	14.93
Deposits with financial institutions and body corporate	267.93	201.39
Other assets	11.30	0.44

	996.26	693.22
Unsecured, considered doubtful
Loans and advances to employees	0.23	0.09

	996.49	693.31
Less: Provision for doubtful loans and advances to employees	0.23	0.09

	996.26	693.22

* Of which, advances to subsidiary companies, refer to note 22.3.7	2.24	0.85
** includes dues by non-director officers of the company	—	—
Maximum amounts due by non-director officers at any time during the period / year	—	0.06

9 CURRENT LIABILITIES
Sundry creditors
for goods and services*	0.96	11.36
for accrued salaries and benefits
salaries	11.49	14.58
bonus and incentives	182.34	239.80
unavailed leave	60.78	41.45
for other liabilities
provision for expenses	117.88	59.41
retention monies	15.27	6.88
withholding and other taxes payable	51.42	34.70
for purchase of intellectual property rights	19.31	19.21
others	4.58	3.02

	464.03	430.41
Advances received from clients	28.64	65.19
Unearned revenue	82.56	62.86
Unclaimed dividend	3.33	1.98

	578.56	560.44

* Of which dues to subsidiary companies, refer to note 22.3.7	0.94	12.95

10 PROVISIONS
Proposed dividend	175.87	766.37
Provision for
tax on dividend	24.67	98.19
income taxes	546.43	313.49
post-sales client support and warranties	20.51	5.13

	767.48	1,183.18

INFOSYS TECHNOLOGIES LIMITED

Schedules to Profit and Loss Account for the	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
	in Rs. crore
11 SOFTWARE DEVELOPMENT EXPENSES

Salaries and bonus including overseas staff expenses	742.49	532.16	1,484.69	1,078.10
Staff welfare	5.87	3.42	12.76	7.18
Contribution to provident and other funds	22.44	13.37	42.50	26.16
Overseas travel expenses	57.77	42.40	106.93	83.51
Consumables	4.03	2.57	6.88	5.17
Software packages
for own use	33.35	15.27	64.04	29.77
for service delivery to clients	1.98	1.58	5.72	3.70
Technical sub-contractors	31.90	14.46	62.44	25.21
Technical sub-contractors - subsidiaries	66.12	50.39	130.29	50.39
Computer maintenance	3.48	3.42	7.27	6.45
Communication expenses	12.23	8.52	21.89	16.25
Provision for post-sales client support and warranties	9.21	0.66	3.25	0.45
Rent	2.04	1.67	4.40	3.03

	992.91	689.89	1,953.06	1,335.37

12 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses	56.77	50.08	115.99	108.05
Staff welfare	0.17	0.21	0.25	0.36
Contribution to provident and other funds	0.36	0.29	0.89	0.56
Overseas travel expenses	13.62	10.88	25.44	22.41
Consumables	0.02	0.05	0.05	0.11
Software packages
for own use	0.15	0.17	0.15	0.17
Computer maintenance	—	—	—	—
Communication expenses	0.01	—	0.03	0.01
Traveling and conveyance	0.70	0.27	4.29	0.83
Rent	1.82	4.36	4.67	8.29
Telephone charges	1.05	1.32	2.03	2.77
Professional charges	3.96	1.69	8.58	3.01
Printing and stationery	0.47	0.22	0.74	0.47
Advertisements	0.26	0.25	0.71	0.29
Brand building	8.24	9.93	16.28	19.09
Office maintenance	0.09	0.05	0.14	0.13
Power and fuel	—	—	—	0.01
Insurance charges	0.01	0.04	0.12	0.07
Rates and taxes	—	0.04	—	0.05
Bank charges and commission	—	—	—	0.01
Commission charges	9.33	1.03	16.18	4.36
Marketing expenses	2.94	1.50	4.48	3.38
Sales promotion expenses	0.36	0.19	0.63	0.49
Miscellaneous expenses	—	—	—	—

	100.33	82.57	201.65	174.92

INFOSYS TECHNOLOGIES LIMITED

Schedules to Profit and Loss Account for the	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
	in Rs. crore
13 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses	24.40	19.71	50.31	38.85
Contribution to provident and other funds	2.06	1.29	3.79	2.35
Overseas travel expenses	3.04	1.53	5.04	2.79
Traveling and conveyance	13.66	6.99	21.64	12.76
Rent	3.74	4.46	7.10	8.42
Telephone charges	15.94	7.88	26.18	14.45
Professional charges	15.06	9.32	31.89	17.76
Printing and stationery	1.62	1.19	3.44	2.48
Advertisements	3.75	3.32	6.26	4.14
Office maintenance	13.84	9.18	24.39	16.28
Repairs to building	6.01	2.92	9.54	6.89
Repairs to plant and machinery	2.55	1.10	4.58	2.25
Power and fuel	11.40	6.81	21.69	14.29
Insurance charges	8.33	6.47	14.97	12.54
Rates and taxes	1.88	1.59	3.49	3.23
Donations	4.04	3.72	12.04	7.27
Auditor’s remuneration
statutory audit fees	0.09	0.08	0.18	0.16
certification charges	0.03	0.03	0.03	0.03
others	—	0.06	0.07	0.12
out-of-pocket expenses	—	—	0.01	0.01
Provision for bad and doubtful debts	6.18	(2.13)	12.04	1.97
Provision for doubtful loans and advances	(0.05)	0.07	(0.01)	0.01
Bank charges and commission	0.24	0.19	0.52	0.38
Commission to non-whole time directors	0.08	0.24	0.46	0.71
Postage and courier	1.35	1.13	2.26	1.97
Books and periodicals	0.85	0.49	1.37	0.93
Research grants	0.41	0.18	0.65	0.36
Freight charges	0.15	0.22	0.35	0.54
Professional membership and seminar participation fees	1.69	1.11	3.24	2.30
Miscellaneous expenses (refer to note 22.3.16)	1.28	0.55	1.96	0.71

	143.62	89.70	269.48	176.95

14 OTHER INCOME

Interest received on deposits with banks and others*	23.47	19.17	39.00	40.23
Dividend received on investment in liquid mutual funds (non-trade unquoted)	11.33	8.72	20.02	13.87
Miscellaneous income (refer to note 22.3.16)	3.30	2.12	5.36	3.87
Exchange differences (refer to note 22.2)	(5.59)	(26.83)	14.90	(7.31)

	32.51	3.18	79.28	50.66

* Tax deducted at source	7.40	4.37	9.69	8.02

15 PROVISION FOR TAXATION

Current period/ year
Income taxes	90.55	53.58	183.06	117.56
Deferred taxes	(1.75)	(2.78)	(1.26)	(1.76)

	88.80	50.80	181.80	115.80
Prior period/ years	—	(0.80)	—	(0.80)

	88.80	50.00	181.80	115.00

INFOSYS TECHNOLOGIES LIMITED

Schedules to Cash Flow Statements for the	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
16 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet	996.26	693.22	996.26	693.22
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents’	(201.54)	(201.39)	(201.54)	(201.39)
advance for acquisition of company	—	—	—	—
Advance income taxes separately considered	(403.17)	(209.98)	(403.17)	(209.98)

	391.55	281.85	391.55	281.85
Less: Opening balance considered	(378.05)	(316.05)	(335.77)	(282.03)

	13.50	(34.20)	55.78	(0.18)

* refer to note 22.3.25c on restricted cash

17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,346.04	1,743.62	1,346.04	1,743.62
Add/ (Less): Provisions separately considered in the cash flow Statement
Proceeds received on investment pending regulatory approval	—	—	—	(6.02)
Income taxes	(546.43)	(313.49)	(546.43)	(313.49)
Dividends	(175.87)	(766.37)	(175.87)	(766.37)
Dividend tax	(24.67)	(98.19)	(24.67)	(98.19)

	599.07	565.57	599.07	559.55
Less: Opening balance considered	(595.26)	(554.43)	(590.84)	(375.66)

	3.81	11.14	8.23	183.89

18 INCOME TAXES PAID

Charge as per the Profit and Loss Account	88.80	50.00	181.80	115.00
Add: Increase in advance income taxes	62.41	8.38	127.37	12.53
Increase/(Decrease) in deferred taxes	(1.25)	2.78	(1.74)	1.76
Less: (Increase/Decrease in income tax provision	(50.42)	(33.11)	(125.93)	(82.44)

	99.54	28.05	181.50	46.85

19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

As per the schedule 3 to Balance Sheet*	129.46	93.38	416.55	161.19
Less: Opening Capital work-in-progress	(212.14)	(79.38)	(252.63)	(62.00)
Add: Closing Capital work-in-progress	317.52	203.48	317.52	203.48

	234.84	217.48	481.44	302.67

* Excludes Rs 7.02 towards movement of land from lease hold to free hold

20 INVESTMENTS IN / DISPOSAL OF SECURITIES *

As per the Balance Sheet	1,328.70	1,027.38	1,328.70	1,027.38
Add: Provisions on investments	0.23	0.79	(0.16)	3.08
Proceeds received on investment pending regulatory approval	—	—	—	(6.02)

	1,328.93	1,028.17	1,328.54	1,024.44
Less: Acquisition of Expert Information Systems Pty Limited, Australia	—	—	—	—
Opening balance considered	(1,178.18)	(615.54)	(1,064.97)	(476.99)

	150.75	412.63	263.57	547.45

* refer to note 22.3.17 for investment and redemptions

21 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR

As per the Balance Sheet	1,481.54	1,638.01	1,481.54	1,638.01
Add: Deposits with financial institutions and body corporate, included herein*	201.54	201.39	201.54	201.39

* refer to note 22.3.25c on restricted cash	1,683.08	1,839.40	1,683.08	1,839.40

Schedules to the Financial Statements for the quarter and half year ended March 31, 2005

22	Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

22.1	Significant accounting policies

22.1.1.	Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2.	Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3.	Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4.	Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5.	Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6.	Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7.	Retirement benefits to employees

22.1.7.a.	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

22.1.7.b.	Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The Plan provides for the payment of the aggregate contributions along with interest thereon at retirement, death, incapacitation or termination of employment. The company has no further obligations to the Plan beyond its monthly contributions.

22.1.7.c.	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8.	Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9.	Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10.	Forward contracts in foreign currencies

The company uses foreign exchange forward contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11.	Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

22.1.12.	Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the board of directors.

22.1.13.	Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14.	Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2	Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised with effect from April 1, 2004 and prescribes accounting for foreign exchange forward contracts based on whether these are entered into for hedging purposes or for trading/speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Upto March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding foreign exchange forward contracts. The foreign exchange forward contracts constitute hedges from an economic perspective, and the Company has decided to account for these foreign exchange forward contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of designation as an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on foreign exchange forward contracts are computed by multiplying the foreign currency amount of the foreign exchange forward contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The Company also assesses on an ongoing basis at the end of each reporting period whether hedges are designated as effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in the accounting policy, the profits for the quarter and half year ended March 31, 2005 is higher by Rs. 8.15 crore and higher by Rs. 37.16 crore respectively.

22.3	Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

22.3.1	Aggregate expenses

The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956:-

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Salaries and bonus including overseas staff expenses	823.66	601.95	1,650.99	1,225.00
Contribution to provident and other funds	24.86	14.95	47.18	29.07
Staff welfare	6.04	3.63	13.01	7.54
Overseas travel expenses	74.43	54.81	137.41	108.71
Consumables	4.05	2.62	6.93	5.28
Software packages
for own use	33.50	15.44	64.19	29.94
for service delivery to clients	1.98	1.58	5.72	3.70
Computer maintenance	3.48	3.42	7.27	6.45
Communication expenses	12.24	8.52	21.92	16.26
Technical sub-contractors	31.90	64.85	62.44	75.60
Technical sub-contractors - subsidiaries	66.12	—	130.29	—
Provision for post-sales client support and warranties	9.21	0.66	3.25	0.45
Traveling and conveyance	14.36	7.26	25.93	13.59
Rent	7.60	10.49	16.17	19.74
Telephone charges	16.99	9.20	28.21	17.22
Professional charges	19.02	11.01	40.47	20.77
Printing and stationery	2.09	1.41	4.18	2.95
Advertisements	4.01	3.57	6.97	4.43
Office maintenance	13.93	9.23	24.53	16.41
Repairs to building	6.01	2.92	9.54	6.89
Repairs to plant and machinery	2.55	1.10	4.58	2.25
Power and fuel	11.40	6.81	21.69	14.30
Brand building	8.24	9.93	16.28	19.09
Insurance charges	8.34	6.51	15.09	12.61
Rates and taxes	1.88	1.63	3.49	3.28
Commission charges	9.33	1.03	16.18	4.36
Donations	4.04	3.72	12.04	7.27
Auditor’s remuneration
statutory audit fees	0.09	0.08	0.18	0.16
certification charges	0.03	0.03	0.03	0.03
others	—	0.06	0.07	0.12
out-of-pocket expenses	—	—	0.01	0.01
Provision for bad and doubtful debts	6.18	(2.13)	12.04	1.97
Provision for doubtful loans and advances	(0.05)	0.07	(0.01)	0.01
Bank charges and commission	0.24	0.19	0.52	0.39
Commission to non-whole time directors	0.08	0.24	0.46	0.71
Postage and courier	1.35	1.13	2.26	1.97
Books and periodicals	0.85	0.49	1.37	0.93
Research grants	0.41	0.18	0.65	0.36
Freight charges	0.15	0.22	0.35	0.54
Professional membership and seminar participation fees	1.69	1.11	3.24	2.30
Marketing expenses	2.94	1.50	4.48	3.38
Sales promotion expenses	0.36	0.19	0.63	0.49
Provision for taxation	88.80	50.00	181.80	115.00
Miscellaneous expenses	1.28	0.55	1.96	0.71

	1,325.66	912.16	2,605.99	1,802.24

22.3.2.	Capital commitments and contingent liabilities

	As at
	March 31, 2005		March 31, 2004
Estimated amount of unexecuted capital contracts (net of advances and deposits)		273.42		192.49
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		13.19		11.23
Claims against the company, not acknowledged as debts		16.45		4.53
Forward contracts outstanding
In US$	US$	349,000,000	US$	143,000,000
(Equivalent approximate in Rs. crore)		(Rs.1,539.31)		(Rs.643.93)
Unamortized income		—		3.13

During the previous year, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. This matter has since been settled. Pursuant to the settlement agreement, all of Ms Griffith’s claims against the company has been released and the lawsuit has been dismissed with prejudice.

22.3.3.	Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.3.4.	Imports (valued on the cost, insurance and freight basis)

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Capital goods	36.76	18.40	68.73	38.46
Software packages	5.33	6.07	6.59	6.45

	42.09	24.47	75.32	44.91

22.3.5. Activity in foreign currency

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Earnings in foreign currency (on the receipts basis)
Income from software services and products	1,564.19	1,323.85	3,254.44	2,432.90
Interest received on deposits with banks	0.99	0.28	1.27	0.50
Expenditure in foreign currency (on the payments basis)
Travel expenses	55.58	48.89	95.49	89.61
Professional charges	56.89	7.51	65.70	11.71
Other expenditure incurred overseas for software development	533.30	494.44	1,228.96	902.64
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	919.41	773.29	1,865.55	1,429.44

22.3.6.	Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Lease rentals recognized during the period	7.60	10.49	16.17	19.74

Lease obligations	As at
	March 31, 2005	March 31, 2004
Within one year of the balance sheet date	19.51	25.04
Due in a period between one year and five years	64.72	56.74
Due after five years	23.99	4.82

	108.22	86.60

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the these lease agreements have price escalation clause.

Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company, as at March 31, 2005 and 2004.

Particulars	Cost	Accumulated depreciation	Net book value
Building	12.57	2.83	9.74
	12.57	1.99	10.58
Plant and machinery	5.63	3.64	1.99
	5.44	2.96	2.48
Computers	1.29	1.24	0.05
	1.24	1.07	0.17
Furniture & fixtures	9.47	6.83	2.64
	9.16	5.48	3.68

Total	28.96	14.54	14.42
	28.41	11.50	16.91

The aggregate depreciation charged on the above during the quarter and half year ended March 31, 2005 amounted to Rs. 0.69 and Rs. 1.39 respectively (for the quarter and half year ended March 31, 2004 was Rs. 1.64 and Rs. 2.67).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of services (refer note 22.3.7 below). Lease rental commitments from Progeon:-

Lease rentals	As at
	March 31, 2005	March 31, 2004
Within one year of the balance sheet date	5.63	8.02
Due in a period between one year and five years	4.35	9.48
Due after five years	—	—

	9.98	17.50

The rental income from Progeon for the quarter and half year ended March 31, 2005 amounted to Rs. 2.13 and Rs. 4.48 respectively (Rs. 2.06 and Rs. 3.67 for the quarter and half year ended March 31, 2004 respectively).

22.3.7.	Related party transactions

List of related parties:-

Name of the related party	Country	Nature of relationship
Progeon Limited	India	Majority owned and controlled subsidiary
Infosys Technologies (Australia), Pty	Australia	Wholly owned subsidiary
Infosys Technologies (Shanghai) Co. Limited	China	Wholly owned subsidiary
Infosys Consulting, Inc.	USA	Wholly owned subsidiary

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.3.6., for the quarter and half year ended March 31, 2005 and 2004:-

Particulars	Progeon	Infosys Australia	Infosys China	Infosys Consulting
Capital transactions:
Financing transactions	—	—	—	—
	12.25	—	—	—
	—	—	—	22.90
	12.25	—	4.55	—
Transfer of fixed assets	—	—	—	—
	—	3.50	—	—
	—	—	—	—
	—	3.50	—	—
Transfer of advances	—	—	—	—
	—	2.33	—	—
	—	—	—	—
	—	2.33	—	—
Rental deposit received	—	—	—	—
	—	—	—	—
	—	—	—	—
	1.61	—	—	—

Revenue transactions:
Purchase of services
Business consulting services	0.99	52.92	1.72	10.23
	0.56	47.20	—	—
	1.74	111.61	3.34	12.93
	0.56	47.20	—	—
Personnel and shared services including facilities	0.22	—	—	—
	—	—	—	—
	0.41	—	—	—
	—	—	—	—
Sales of services
Business consulting services	0.02	—	—	0.34
	0.04	2.93	—	—
	0.06	—	—	1.18
	0.08	2.93	—	—
Personnel and shared services including facilities	3.05	—	—	—
	3.21	—	—	—
	6.73	—	—	—
	6.29	—	—	—

Details of amounts due to or due from and maximum dues from subsidiaries:-
Particulars	Progeon	Infosys Australia	Infosys China	Infosys Consulting
Sundry Debtors	—	—	—	—
	—	—	—	—
Sundry Creditors	—	—	0.94	—
	1.61	11.34	—	—
Loans and advances	—	—	2.24	—
	—	—	0.85	—
Maximum balances of loans and advances	0.45	—	2.95	1.44
	—	—	0.85	—

During the quarter and half year ended March 31, 2005, an amount of Rs. 4.00 and Rs. 7.00 respectively (Rs. 1.50 and Rs. 5.00 respectively for quarter and half year ended March 31, 2004) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.3.8.	Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2005 and 2004:-

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.04	0.08
	0.02	0.01	0.03	0.06
	0.06	0.02	0.10	0.18
	0.04	0.02	0.06	0.12

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.04	0.08
	0.02	0.01	0.02	0.05
	0.06	0.02	0.10	0.18
	0.04	0.02	0.05	0.11

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.04	0.08
	0.02	0.01	0.02	0.05
	0.06	0.02	0.10	0.18
	0.04	0.02	0.05	0.11

Whole-time Directors
K Dinesh	0.03	0.01	0.04	0.08
	0.02	0.01	0.02	0.05
	0.06	0.02	0.10	0.18
	0.04	0.02	0.05	0.11

S D Shibulal	0.20	—	0.07	0.27
	0.16	—	—	0.16
	0.41	—	0.21	0.62
	0.32	—	0.11	0.43

T V Mohandas Pai	0.04	0.01	0.10	0.15
Chief Financial Officer	0.03	0.01	0.06	0.10
	0.08	0.02	0.24	0.34
	0.06	0.02	0.11	0.19

Srinath Batni	0.04	0.01	0.09	0.14
	0.03	0.01	0.05	0.09
	0.08	0.02	0.21	0.31
	0.05	0.02	0.09	0.16

Other Senior Management Personnel
V Balakrishnan,	0.03	0.01	0.09	0.13
Company Secretary	0.03	0.01	0.04	0.08
	0.06	0.02	0.21	0.29
	0.06	0.02	0.12	0.20

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.04	—	—	0.04
	0.07	—	—	0.07
	0.09	—	—	0.09
	0.12	—	—	0.12

Marti G Subrahmanyam	0.01	—	—	0.01
	0.06	—	0.02	0.08
	0.06	0.01	0.01	0.08
	0.10	—	0.04	0.14

Philip Yeo	(0.03)	—	—	(0.03)
	0.05	—	0.01	0.06
	0.02	—	—	0.02
	0.08	—	0.01	0.09

Jitendra Vir Singh	—	—	—	—
	—	—	—	—
	—	—	—	—
	0.08	—	—	0.08

Omkar Goswami	0.01	—	—	0.01
	0.06	—	—	0.06
	0.06	—	—	0.06
	0.09	—	0.01	0.10

Larry Pressler	—	—	—	—
	0.06	—	—	0.06
	0.05	—	—	0.05
	0.09	—	0.01	0.10

Rama Bijapurkar	0.02	—	—	0.02
	0.06	—	—	0.06
	0.07	—	—	0.07
	0.10	0.01	—	0.11

Claude Smadja	0.01	—	0.03	0.04
	0.06	—	0.03	0.09
	0.06	—	0.06	0.12
	0.10	—	0.03	0.13

Sridar A lyengar	0.01	—	0.04	0.05
	0.06	0.01	0.02	0.09
	0.06	—	0.06	0.12
	0.10	0.01	0.06	0.17

22.3.9.	Research and development expenditure

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Capital	—	0.75	—	1.16
Revenue	25.16	11.40	44.27	26.48

	25.16	12.15	44.27	27.64

22.3.10.	Dues to small-scale industrial undertakings

As at March 31, 2005 and March 31, 2004, the company has no outstanding dues to small-scale industrial undertaking.

22.3.11.	Stock option plans

The company currently has three stock option plans.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan lapsed in fiscal 2000 and consequently, no further grants have since been made.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 58,80,000 ADSs representing 58,80,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the period	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Options outstanding, beginning of period	33,20,447	44,10,666	37,02,050	48,08,422
Granted	—	—	—	1,000
Less: exercised during the period	2,14,153	2,47,672	5,02,032	4,47,420
forfeited during the period	52,004	2,91,984	1,45,728	4,90,992

Options outstanding, end of period	30,54,290	38,71,010	30,54,290	38,71,010

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the period	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Options outstanding, beginning of period	1,50,61,470	1,92,19,584	1,65,78,897	2,02,53,360
Granted	—	—	—	26,400
Less: exercised during the period	9,00,092	4,92,584	22,07,847	10,40,916
forfeited during the period	1,06,441	3,64,880	3,16,113	8,76,724

Options outstanding, end of period	1,40,54,937	1,83,62,120	1,40,54,937	1,83,62,120

The aggregate options considered for dilution are set out in note 22.3.24

22.3.12.	Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, applicable to stock option schemes established on or after June 19, 1999. Under these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the options, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for the 1994 stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts as under:-

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Net profit:
As reported	559.09	337.05	1,055.06	665.19

Adjusted pro forma	559.09	337.05	1,055.06	662.12

22.3.13.	Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

22.3.14.	Cash and bank balances

Details of balances as on balance sheet date and maximum balances during the period with non-scheduled banks:-

	As at
Balances with non-scheduled banks	March 31, 2005	March 31, 2004
In current accounts
ABN Amro Bank, Taipei, Taiwan	0.02	0.94
Bank of America, Palo Alto, USA	125.34	108.03
Bank of China, Beijing, China	0.02	0.03
Bank of Melbourne, Melbourne, Australia	—	0.23
Citibank NA, Melbourne, Australia	2.91	20.21
Citibank NA, Hong Kong	0.00	0.09
Citibank NA, Singapore	0.35	0.47
Citibank NA, Sydney, Australia	—	0.04
Citibank NA, Tokyo, Japan	2.02	0.08
Citibank NA, Sharjah, UAE	0.03	0.03
Deutsche Bank, Brussels, Belgium	0.57	3.30
Deutsche Bank, Frankfurt, Germany	6.04	2.03
Deutsche Bank, Amsterdam, Netherlands	0.15	0.05
Deutsche Bank, Paris, France	1.22	0.30
Deutsche Bank, Zurich, Switzerland	4.20	0.40
HSBC Bank PLC, Croydon, UK	4.75	11.17
ICICI Bank UK Ltd., London, UK	29.43	—
ICICI Bank - Toronto, Canada	2.39	—
Nordbanken, Stockholm, Sweden	0.12	0.02
Nova Scotia Bank, Toronto, Canada	—	5.33
Royal Bank of Canada, Canada	10.32	6.21
UFJ Bank, Tokyo, Japan	0.32	0.22
Svenska Handeb Bank, Stockholm, Sweden	0.35	0.26

	190.54	159.44

	Quarter ended March 31,		Half year ended March 31,
Maximum balance with non-scheduled banks during the period	2005	2004	2005	2004
In current accounts
ABN Amro Bank, Taipei, Taiwan	0.03	0.96	0.04	0.96
Bank of America, Palo Alto, USA	220.54	245.81	220.54	263.45
Bank of America, Dallas, USA	—	—	—	6.69
Bank of China, Beijing China	0.10	0.13	0.10	0.13
Bank of Melbourne, Melbourne, Australia	—	2.38	—	3.20
Citibank NA, Melbourne, Australia	72.74	20.21	75.12	20.21
Citibank NA, Hong Kong	0.35	0.22	0.35	0.41
Citibank NA, Singapore	0.40	0.52	0.43	0.57
Citibank NA, Sydney, Australia	—	15.31	—	15.31
Citibank NA, Tokyo, Japan	9.71	5.08	9.71	5.74
Citibank NA, Sharjah, UAE	0.19	0.11	0.19	0.11
Deutsche Bank, Brussels, Belgium	18.80	17.67	32.53	18.24
Deutsche Bank, Frankfurt, Germany	37.02	17.99	47.72	17.99
Deutsche Bank, Amsterdam, Netherlands	0.49	1.69	0.75	1.69
Deutsche Bank, Paris, France	2.86	1.78	3.96	2.02
Deutsche Bank, Zurich, Switzerland	5.62	14.69	6.09	14.69
HSBC Bank PLC, Croydon, UK	26.08	38.00	32.52	38.00
ICICI Bank, Uk Limited, London, UK	29.43	—	29.43	—
ICICI Bank - Toronto, Canada	2.45	—	2.45	—
Merrill Lynch Esop A/C	16.36	—	28.57	—
Nordbanken, Stockholm, Sweden	0.19	0.28	0.19	0.28
Nova Scotia Bank, Toronto, Canada	—	5.42	1.07	7.73
Royal Bank of Canada, Toronto, Canada	16.18	10.09	16.40	10.09
Svenska Handels Bank, Stockholm, Sweden	0.98	4.25	1.86	4.25
UFJ Bank, Tokyo, Japan	0.46	0.26	0.46	2.05

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 9.93 for the year ended March 31, 2005 (Rs. 7.28 for the year ended March 31,2004).

22.3.15.	Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions comprise:-

	As at
	March 31, 2005	March 31, 2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.54	201.39
Life Insurance Corporation of India	66.39	—

	267.93	201.39

Interest accrued but not due (included above)	1.54	1.39

Maximum balance held as deposits with financial institutions and a body corporate:-

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.54	201.57	201.54	201.65
Life Insurance Corporation of India	66.39	—	66.39	—
Deposit with body corporate:
GE Capital Services India Limited	—	88.77	—	105.94

Mr. Deepak M Satwalekar, Director, is also Director of HDFC. Except as director in the financial institution, he has no direct interest in any transactions.

22.3.16.	Fixed assets

Profit / (loss) on disposal of fixed assets

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Profit on disposal of fixed assets, included in miscellaneous income	0.19	0.02	0.20	0.03
(Loss) on disposal of fixed assets, included in miscellaneous expenses	(0.88)	—	(0.89)	—

Profit / (loss) on disposal of fixed assets, net	(0.69)	0.02	(0.69)	0.03

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Charged during the period	24.98	15.94	35.69	22.37

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2005.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit and loss account of Rs. nil and Rs. 8.57 during the quarter and half year ended March 31, 2004.

22.3.17.	Details of Investments

	As at
	March 31, 2005		March 31, 2004
Long - term investments
Yantra Corporation, USA,
Nil (20,00,000) common stock at US$ 0.20 each, fully paid, par value US$ 0.01 each	—		1.42	*
Nil (55,00,000) Fully paid warrant to purchase 55,00,000 common stock, at US$ 0.19 each, exercise price of US$ 0.01 each	—		3.91	*
Nil (6,36,363) Series A convertible preferred stock, at US$ 0.75 each, fully paid, par value US$ 0.01 each	—		1.73	*
CiDRA Corporation, USA
12,752 (12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	5.13	*	5.11	*
72,539 (72,539) Class A common stock, par value US$ 0.001 each	—		—
2,139 (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	—		—
CyVera Corporation, USA
25,641 (25,641), Series A preferred stock par value $0.001	—		—
Asia Net Media (BVI) Ltd., the British Virgin Islands
Nil (3,00,00,000) ordinary shares at US$ 0.05 each, fully paid, par value US$ 0.01 each	—		6.85	*
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	0.19	*	0.20	*
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	0.19	*	0.20	*
44,00,000 (44,00,000) Series A non-voting convertible preferred stock atUS$ 0.4348 each, fully paid, par value US$ 0.001 each	8.55	*	8.55	*
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par valueSingapore $ 1 each	—		—
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	2.04		2.04
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	—		—
The Saraswat Co-operative Bank Limited, India
1,035 (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	—		—

	16.10		30.01

*	Investments that are provided for in whole or in part

Current Investments - Liquid Mutual Funds, India

	Number of units as at		Amount as at
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Birla Cash Plus Fund	9,24,76,122	9,99,03,547	99.95	99.92
Deutsche Bank Insta-Cash Fund	4,99,57,408	2,46,26,175	50.02	25.00
DSP Merrill Lynch Liquidity Fund	6,05,17,461	4,03,72,579	75.08	50.08
Grindlays Cash Fund	7,07,47,373	9,43,07,163	74.97	99.95
HDFC Liquid Fund	8,36,11,057	7,11,51,648	100.16	85.00
HSBC Cash Fund	7,48,98,088	4,78,71,898	74.94	49.97
JM High Liquidity Fund	7,69,31,305	9,97,76,708	76.99	99.99
Kotak Mahindra Liquid Fund	8,97,41,740	9,97,12,325	90.00	99.98
Principal Cash Management Fund	5,49,75,911	5,49,47,898	55.00	55.00
Prudential ICICI Liquid Plan	8,37,14,699	8,37,14,699	99.79	99.77
Reliance Liquid Fund Treasury Plan	5,30,22,669	3,93,95,110	85.26	59.90
SBI Insta Cash Fund	2,38,20,119	2,37,55,900	25.02	25.02
Templeton India Treasury Management Account	9,49,782	4,42,156	95.02	55.02
UTI Liquid Cash Plan	4,94,901	2,49,23,733	50.24	25.00
TLSM Tata Liquid Super High Inv Fund - Monthly Dividend	6,24,358	—	70.15	—
LICMF Liquid Fund - Dividend Plan	4,15,28,325	—	45.00	—

			1,167.59	929.60

At cost			732.86	490.02
At fair value			434.73	439.58

			1,167.59	929.60

Details of investments in and disposal of securities during the quarter and half year ended March 31, 2005 and 2004:-

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Investment in securities
Subsidiaries	—	78.94	22.90	83.49
Long-term investments	—	—	—	—
Liquid Mutual funds	150.75	340.00	240.67	480.00

	150.75	418.94	263.57	563.49

Redemption / Disposal of Investment in securities
Subsidiaries	—	—	—	—
Long-term investments	—	—	—	—
Liquid Mutual funds	—	—	—	—

	—	—	—	—

Net movement in investments	150.75	418.94	263.57	563.49

Particulars of investments made during the quarter and half year ended March 31, 2005 and 2004:-
Particulars of investee companies	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Progeon Limited, India	—	12.25	—	12.25
Infosys Technologies (Shanghai) Co. Limited, China	—	—	—	4.55
Infosys Technologies (Australia) Pty Limited, Australia	—	66.69	—	66.69
Infosys Consulting, Inc., USA	—	—	22.90	—
M-Commerce Ventures Pte. Limited, Singapore *	—	(0.26)	—	(0.26)

	—	78.68	22.90	83.23

*	Net of redemptions

Subsidiaries

On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to enhance business consulting revenues in Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of March 31, 2005, the company has invested US$ 10 million (Rs. 44.87) in the subsidiary.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus $ 32.0 million (US $ 24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty Limited. As of March 31, 2005, the company has invested Rs. 66.69 for 1,01,08,869 equity shares of Aus $ 0.11 par value, fully paid.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US$ 5 million (Rs. 22.78). As of March 31, 2005, the company has invested US$ 5.0 million (Rs. 23.01) in the subsidiary.

Infosys holds 99.54% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 122,49,993 equity shares have been issued to Infosys in April 2002 and 1,22,50,000 in March 2004 for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 4,375,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

Other investments

During the year ended March 31, 2004, the Company invested Rs 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S$ 1/- each, fully paid for a premium of S$ 1,110. The company also received Rs. 0.61 towards return of premium of S$ 1,110/- each on 216 redeemable preference shares of face value of S$ 1/-each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2005 amounts to Rs 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US$ 0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US$ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $0,001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0,001 of CyVera Corporation, USA, due to company’s holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written-off during the year ended March 31, 2004.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on Trade investments during the quarter and half year ended March 31, 2005 amounted to Rs. Nil and Rs. Nil respectively (Rs. 0.42 and Rs 2.88 during the quarter and half year ended March 31, 2004).

The company provided Rs.0.23 and Rs. (0.16) during the quarter and half year ended March 31, 2005 (Rs.0.37 and Rs. 0.20 during the quarter and half year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

22.3.18.	Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2005 and March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	635.65	270.16	355.94	181.20	457.24	1,900.19
	426.99	194.19	263.24	149.46	275.02	1,308.90
Identifiable operating expenses	264.42	113.67	147.49	77.78	176.98	780.34
	182.02	82.90	112.94	56.23	120.96	555.05
Allocated expenses	152.71	64.91	85.52	43.53	109.85	456.52
	100.19	45.56	61.76	35.07	64.53	307.11

Segmental operating income	218.52	91.58	122.93	59.89	170.41	663.33
	144.78	65.73	88.54	58.16	89.53	446.74
Unallocable expenses						92.91
						62.08

Operating income						570.42
						384.66
Other income (expense), net						32.28
						2.39

Net profit before taxes						602.70
						387.05
Income taxes						88.80
						50.00

Net profit after taxes						513.90
						337.05

Half year ended March 31, 2005 and March 31, 2004
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,261.40	535.55	673.63	357.40	870.73	3,698.71
	884.85	373.04	447.08	301.44	537.75	2,544.15
Identifiable operating expenses	517.59	228.95	293.94	148.76	343.62	1,532.86
	372.08	163.39	187.18	113.67	230.45	1,066.77
Allocated expenses	303.98	129.07	162.33	86.13	209.82	891.33
	216.33	90.93	108.40	73.63	131.18	620.47

Segmental operating income	439.83	177.53	217.36	122.51	317.29	1,274.52
	296.44	118.72	151.50	114.14	176.12	856.92
Unallocable expenses						162.29
						124.31

Operating income						1,112.23
						732.61
Other income (expense), net						79.44
						47.58

Net profit before taxes						1,191.67
						780.19
Income taxes						181.80
						115.00

Net profit after taxes						1,009.87
						665.19

Geographic segments

Quarter ended March 31, 2005 and March 31, 2004

	North America	Europe	India	Rest of the World	Total
Revenues	1,230.16	438.85	39.84	191.34	1,900.19
	866.37	266.23	16.14	160.16	1,308.90
Identifiable operating expenses	512.43	162.00	11.65	94.26	780.34
	357.68	110.91	2.55	83.91	555.05
Allocated expenses	295.55	105.43	9.57	45.97	456.52
	203.28	62.46	3.79	37.58	307.11

Segmental operating income	422.18	171.42	18.62	51.11	663.33
	305.41	92.86	9.80	38.67	446.74
Unallocable expenses					92.91
					62.08

Operating income					570.42
					384.66
Other income (expense), net					32.28
					2.39

Net profit before taxes					602.70
					387.05
Income taxes					88.80
					50.00

Net profit after taxes					513.90
					337.05

Half year ended March 31, 2005 and March 31, 2004
	North America	Europe	India	Rest of the World	Total
Revenues	2,436.32	837.50	79.49	345.40	3,698.71
	1,758.17	520.09	24.10	241.80	2,544.16
Identifiable operating expenses	998.07	318.99	22.93	192.87	1,532.86
	727.22	212.89	5.35	121.31	1,066.77
Allocated expenses	587.15	201.81	19.15	83.22	891.33
	429.51	126.86	5.81	58.29	620.47

Segmental operating income	851.10	316.70	37.41	69.31	1,274.52
	601.44	180.34	12.94	62.20	856.92
Unallocable expenses					162.29
					124.31

Operating income					1,112.23
					732.61
Other income (expense), net					79.44
					47.58

Net profit before taxes					1,191.67
					780.19
Income taxes					181.80
					115.00

Net profit after taxes					1,009.87
					665.19

22.3.19.	Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2005 the company has provided for doubtful debts of Rs. 8.24 (Rs 4.29 as at March 31, 2004) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.3.20.	Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-

Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Half year ended March 31,
		2005	2004	2005	2004
Interim dividend for fiscal 2004	51,78,450	—	—	—	7.51

Interim dividend for fiscal 2005	2,12,44,988	—	—	10.62	—

22.3.21.	Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended March 31,		Half year ended March 31,
	2005	2004	2005	2004
Number of shares considered as basic weighted average shares outstanding	27,00,94,432	26,62,62,848	26,94,34,087	26,58,91,148

Add: Effect of dilutive issues of shares/stock options	83,01,987	53,48,856	83,42,941	51,59,688

Number of shares considered as weighted average shares and potential shares outstanding	27,83,96,419	27,16,11,704	27,77,77,028	27,10,50,836

22.3.22.	Exceptional item

During the quarter ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (“Yantra”) for a total consideration of US$ 12.57 million. An amount of Rs 49.48 representing 90% of the consideration has been received by the company and the balance amount has been deposited in Escrow to indemnify any contractual contingencies. The unutilised balance in the escrow account, if any, is eligible for release in April, 2006. The income arising thereof amounted to Rs 45.19 (net of taxes) is disclosed separately as exceptional item.

The carrying value of the company’s investment was Rs Nil since a provision of Rs 7.06 had been made in earlier years to recognise losses incurred by Yantra in excess of the company’s contribution to capital. Accordingly the realised gain on disposal of investment of Rs 45.19, net of taxes of Rs 4.29 has been recognised in the profit and loss account and being of a non recurring nature has been disclosed in the statement of profit and loss account as an “Exceptional Item”.

22.3.23.	Cash flow statement

22.3.23.a.

The balance of cash and cash equivalents includes Rs. 3.33 as at March 31, 2005 (Rs. 1.98 as at March 31,2004) set aside for payment of dividends. Also, an amount of Rs. Nil has been retained in escrow as at March 31, 2005 (Rs. 0.04 as at March 31, 2004).

22.3.23.b.

During the year ended March 31, 2004, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

22.3.23.c

Deposits with financial institutions and body corporates at March 31, 2005 include an amount of Rs. 66.39 (Rs. nil as at March 31, 2004) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered “Cash and cash equivalents”.